

September 28, 2010

Mr. Arthur Levine
President and Chief Executive Officer
Vicon Fiber Optics Corp
175 Bergen Boulevard
Fairview, New Jersey 07022

>   **Re: Vicon Fiber Optics Corp.**
>   **Item 4.01 Form 8-K**
>   **Filed September 27, 2010**
>   **File No. 0-11057**

Dear Mr. Levine:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K Filed September 27, 2010

1.   In order to comply with Item 304(a)(3) of Regulation S-K, please amend the Form 8-K to provide a letter from the former accountant indicating whether it agrees with the statements made by you in this Form 8-K. If you are unable to obtain such letter, please amend the Form 8-K to disclose this fact and to explain why you are unable to obtain the letter required by Item 304(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please call Gary Newberry at (202) 551-3761.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief